UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
              ----------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(mark one)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 For the fiscal year ended December 31, 2001

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                          Commission file number 1-8002


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         Thermo Electron Corporation Choice Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

         Thermo Electron Corporation
         81 Wyman Street
         Waltham, Massachusetts 02454-9046

                    THERMO ELECTRON CORPORATION CHOICE PLAN

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                            THERMO ELECTRON CORPORATION CHOICE PLAN

                            By:  Thermo Electron Corporation, Plan Administrator


                            By:  /s/ Kenneth J. Apicerno
                                 -----------------------------------------------
                                 Kenneth J. Apicerno
                                 Treasurer


Date:  July 1, 2002

                    Thermo Electron Corporation Choice Plan

                              FINANCIAL STATEMENTS
                                       AND
                            SUPPLEMENTARY INFORMATION

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                      WITH

                          INDEPENDENT AUDITORS' REPORTS

                     Thermo Electron Corporation Choice Plan

                                Table of Contents


-------------------------------------------------------------------------------------------------------------

                                                                                                  Page Number

Independent Auditors' Reports                                                                        1 - 2

Financial Statements:

   Statements of Net Assets Available for Benefits                                                     3

   Statement of Changes in Net Assets Available for Benefits                                           4

   Notes to Financial Statements                                                                     5 - 8

Supplementary Information:

   Schedule H, Part IV, Item 4(i) - Form 5500 - Schedule of Assets Held for
     Investment Purposes at End of Year, December 31, 2001                                             9





                          INDEPENDENT AUDITOR'S REPORT


To the Pension Committee of
Thermo Electron Corporation Choice Plan
Waltham, Massachusetts


We have audited the accompanying statement of net assets available for benefits of the Thermo Electron Corporation Choice Plan (the Plan) as of December 31,
2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The accompanying 2001 supplementary schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic 2001 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic 2001 financial statements taken as a whole.


CARLIN, CHARRON, & ROSEN LLP


Worcester, Massachusetts
June 27, 2002




                                       -1-




Report of Independent Public Accountants


To the Pension Committee of
Thermo Electron Corporation:

We have audited the accompanying statement of net assets available for plan benefits of the Thermo Electron Corporation Choice Plan (the Plan) as of
December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Boston, Massachusetts
May 29, 2001




                                       -2-

                     THERMO ELECTRON CORPORATION CHOICE PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

------------------------------------------------------------------------------------------------------------------

                                                                                     2001                  2000
Assets
     Cash and cash equivalents                                                   $    762,879         $  1,191,085

     Investments, at fair value                                                   281,948,235          317,611,354

     Employer Securities
         Thermo Electron Stock (Employer Stock)                                    15,216,739           24,227,537

     Loans to participants                                                          4,569,758            7,027,217
                                                                                 ------------         ------------
                                                                                  302,497,611          350,057,193
                                                                                 ------------         ------------
     Receivables
         Employer contributions                                                       674,807              702,313
         Participant contributions                                                    901,560            1,505,285
                                                                                 ------------         ------------
                                                                                    1,576,367            2,207,598
                                                                                 ------------         ------------

Total assets                                                                     $304,073,978         $352,264,791
                                                                                 ============         ============

Net assets available for benefits                                                $304,073,978         $352,264,791
                                                                                 ============         ============


            See independent auditors' reports and accompanying notes
                             to financial statements

                                       -3-


                     THERMO ELECTRON CORPORATION CHOICE PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001


------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
     Realized and unrealized losses on investments                                                    $(28,759,262)
     Interest and dividends                                                                              8,057,044
     Transfer in                                                                                        75,644,603
     Employer contributions                                                                              8,077,541
     Participant contributions                                                                          16,518,007
     Participant rollovers                                                                               1,343,500
                                                                                                      ------------

Total additions                                                                                         80,881,433
                                                                                                      ------------

Deductions from net assets attributed to:
     Benefits paid to participants                                                                      26,453,151
     Transfer out                                                                                      102,599,344
     Administrative expenses                                                                                19,751
                                                                                                      ------------

Total deductions                                                                                       129,072,246
                                                                                                      ------------

Net decrease                                                                                           (48,190,813)

Net assets available for benefits
     Beginning of year                                                                                 352,264,791
                                                                                                      ------------

     End of year                                                                                      $304,073,978
                                                                                                      ============


            See independent auditors' reports and accompanying notes
                             to financial statements

                                       -4-



                     THERMO ELECTRON CORPORATION CHOICE PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

1.   Plan Description

     The following description of the Thermo Electron Corporation Choice Plan
     (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
         The Thermo Electron Corporation Choice Plan (the Plan) is a defined contribution plan. The Plan covers eligible full-time and part-time employees of Thermo Electron Corporation and subsidiaries (the Company) who have completed two months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
         (ERISA).

     Contributions
         Each year participants may contribute up to 15 percent of pre-tax annual compensation or $10,500, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning on the first day of the calendar quarter following completion of one year of service, the Company makes non-discretionary matching contributions equal to 200 percent of the first 2 percent and 25 percent of the next
         2 percent of base compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The
         Plan currently offers the Company's common stock and seventeen mutual funds as investment options for participants. Contributions are subject to certain limitations.

     Participant Accounts
         Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and plan earnings, and charged with an allocation of administrative expenses.
         Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
         Participants are immediately vested in their voluntary contributions plus actual earning thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of service. A participant is 100 percent vested after three years of credited service.

         A participant is automatically 100 percent vested in all contributions upon the attainment of age 65, upon becoming permanently disabled, or upon death while still an active participant.


                                       -5-



                     THERMO ELECTRON CORPORATION CHOICE PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

1.   Plan Description (Continued)

     Vesting (Continued)
         Due to the number of divestitures in 2001 and 2000, the Company may have experienced partial terminations. As a result, the Company has taken a conservative approach and accelerated the vesting of all contributions for all participants involved in the divestitures.

     Participant Loans
         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rates on plan loans range from 7% to 11% at December 31, 2001. Principal and interest are repaid through payroll deductions.

     Benefit Payments and Plan Withdrawals
         On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

     Forfeitures
         Upon a participant's break in service, as defined, the nonvested portion of the participant's account is forfeited and is used to reduce the Company's future funding requirements. If a participant who has terminated employment is rehired by the Company before the greater of a five-year break in service or the number of the participant's years of service prior to the participant's break in service, the participant shall be reinstated in such forfeited amount. At December 31, 2001, there were no forfeited nonvested accounts.

     Transfer In/Out
         In connection with certain reorganization activities at the Company, the assets of certain other plans sponsored by subsidiaries of the Company have been transferred into the Choice Plan in connection with the termination of those plans. These transfers from other plans are captioned "transfer in" in the financial statements. Additionally, the reorganization has involved a number of business dispositions. As a result, the plan assets in the accounts of the affected employees have sometimes been transferred to plans sponsored by the acquirers of these businesses disposed. These transfers to other plans are captioned
         "transfer out" in the financial statements.


                                       -6-



                     THERMO ELECTRON CORPORATION CHOICE PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation
         Investments are stated at fair value as determined by Fidelity
         Management Trust Company (the Trust Company), a trust company that is the trustee and custodian of the Plan's investment assets.

     Payment of Benefits
         Benefits are recorded when paid.

3.   Federal Income Taxes

     The Plan has received a favorable determination letter from the Internal
     Revenue Service dated May 15, 1995. The Plan has been amended since that date; however, the plan administrator and Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. In addition, the Trust Company has received a favorable tax determination letter for the prototype plan used in administrating the Plan.

4.   Investments

     Investments that represent five percent or more of the Plan's net assets are as follows:


                                                                                    December 31,
                                                                         ---------------------------------
                                                                             2001                  2000

         Janus Worldwide Fund                                            $19,271,006           $37,358,545
         Fidelity Balanced Fund                                           40,077,454            41,246,506
         Fidelity Blue Chip Growth Fund                                   47,921,091            81,786,830
         Fidelity Equity Income II Fund                                   43,815,474            65,125,197
         Fidelity U.S. Equity Index Commingled Pool                       17,742,087                     -
         Stable Value Fund                                                61,893,402            65,439,645
         Thermo Electron Stock Fund                                       15,216,739            24,227,537
         Fidelity Growth Company Fund                                     25,193,042                     -




                                       -7-



                     THERMO ELECTRON CORPORATION CHOICE PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 2001 and 2000

--------------------------------------------------------------------------------

5.   Related Party Transactions

     Plan investments are managed by the Trust Company, which is a trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the period ended December 31, 2001.

6.   Plan Termination

     Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.   Administrative Expenses

     The Company pays for administrative expenses associated with management of and professional services for the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants. The administrative expenses included in the statement of changes in net assets available for benefits represent expenses paid by the participants.


8.   Subsequent Events

     Total investments have depreciated approximately 10% during the first six months of 2002. This decline is consistent with the overall financial market trend.

     On March 31, 2002, the Company merged approximately $14.1 million of plan assets from a subsidiary into the Choice Plan during 2002.


                        See independent auditors' reports


                                       -8-



                     THERMO ELECTRON CORPORATION CHOICE PLAN

                   Schedule H, Part IV, Item 4(i) - Form 5500
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001


--------------------------------------------------------------------------------------------------------------------------

E.I.N. 04-2209186
Plan No. 001

(a)  (b)                                                  (c)                                   (d)             (e)

                                                          Description of Investment
     Identity of Issue,                                   Including Maturity Date,
     Borrower, Lessor                                     Rate of Interest, Collateral                          Current
     or Similar Party                                     Par or Maturity Value Cost                            Value

--------------------------------------------------------------------------------------------------------------------------

     PIMCO                                                Total Return ADM Fund                                $ 6,389,802

     T. Rowe Price                                        Small Cap Stock Fund                                  12,770,072

*    Fidelity Management Trust Company                    Janus Worldwide Fund                                  19,271,006

*    Fidelity Management Trust Company                    Balanced Fund                                         40,077,454

*    Fidelity Management Trust Company                    Blue Chip Growth Fund                                 47,921,091

*    Fidelity Management Trust Company                    Equity Income II Fund                                 43,815,474

*    Fidelity Management Trust Company                    U.S. Equity Index Commingled Pool                     17,742,087

*    Fidelity Management Trust Company                    Stable Value Fund                                     61,893,402

*    Thermo Electron Corporation                          Company Stock Fund                                    15,216,739

*    Fidelity Management Trust Company                    Growth Company Fund                                   25,193,042

*    Fidelity Management Trust Company                    Diversified International Fund                         3,237,818

*    Fidelity Management Trust Company                    Freedom Income Fund                                      215,302

*    Fidelity Management Trust Company                    Freedom 2001 Fund                                        152,669

*    Fidelity Management Trust Company                    Freedom 2010 Fund                                        896,665

*    Fidelity Management Trust Company                    Freedom 2020 Fund                                      1,611,039

*    Fidelity Management Trust Company                    Freedom 2030 Fund                                        716,070

*    Fidelity Management Trust Company                    Freedom 2040 Fund                                         45,242

*    Participant Loans                                    Interest rates between 7% and 11%;
                                                          maturity dates through October 2031                    4,569,758

*Represents a party-in-interest to the Plan.


                The independent auditors' reports should be read with this supplementary schedule


                                                       -9-



                    Consent of Independent Public Accountants


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Thermo Electron Corporation's previously filed Registration Statement File No. 33-54347 on Form S-8.


CARLIN, CHARRON & ROSEN LLP


Worcester, Massachusetts
June 27, 2002





                    Consent of Independent Public Accountants


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Thermo Electron Corporation's previously filed Registration Statement File No. 33-54347 on Form S-8.


ARTHUR ANDERSEN LLP


Boston, Massachusetts
July 1, 2002

